SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

76116A306

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Cognetti, Esq.

Michael Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

March 12, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A306	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 76116A306	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 76116A306	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON OO, HC

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), to amend the Schedule 13D filed on January 26, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 9, 2018 (“Amendment No. 1”) and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On March 12, 2018, the Reporting Persons filed a preliminary proxy statement and accompanying proxy card (the “Preliminary Proxy Statement”) with the SEC to vote on certain matters, including the election of three highly qualified Nominees at the Issuer’s Annual Meeting and the repeal of any amendment to the Bylaws of the Issuer adopted without stockholder approval after February 8, 2018 (the date the Issuer received the Nomination Notice), and up to and including the date of the Annual Meeting. A copy of the Preliminary Proxy Statement is available on the SEC website (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

On March 12, 2018, the Reporting Persons issued a press release announcing the filing of the Preliminary Proxy Statement and related matters, a copy of which is filed as Exhibit 99.5 hereto, and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibit

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

99.5	Press Release, dated as of March 12, 2018

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

Dated: March 12, 2018	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

Dated: March 12, 2018	MONARCH GP LLC

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member